Exhibit 99.1

PRESS RELEASE

Just Energy Reports Fourth Quarter and Full Year Fiscal 2017 Results
Fiscal 2017 Base EBITDA of $224.5 million increases 8%
Achieves targeted net debt ratio of 1.8x
Provides fiscal 2018 guidance

TORONTO, ONTARIO - - May 17, 2017 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced results for its fourth quarter and full fiscal year 2017.
Key Fiscal 2017 Highlights:
•	Sales of $3,757.1 million decreased 8% from sales of $4,105.9 million in the prior year, primarily a result of the decrease in customer base and lower impact from foreign currency translation.

•	Total attrition rate improved to 15% and the total renewal rate improved to 65% during fiscal 2017.

•
Gross margin of $696.0 million decreased 1% year-over-year, driven by a mix of factors related to foreign currency and the decrease in customer base, partially offset by higher margin realization resulting from ongoing margin improvement initiatives.

•
Base EBITDA of $224.5 million increased 8% year-over-year. 2017 Base EBITDA includes $11.3 million of additional prepaid commission expense compared to last year, excluding this additional expense item, Base EBITDA increased 14% to $235.8 million in fiscal 2017.

•	Base Funds from Operations (“Base FFO”) of $127.8 million decreased 8% from the $138.2 million reported in the prior year. The payout ratio on Base Funds from Operations for fiscal 2017 was 60%.

•
Cash and short-term investments were $83.6 million as of year ended March 31, 2017, a decrease of 34% from $127.6 million reported in the previous year, primarily attributable to the redemption of long-term debt during fiscal 2017.

•
Long-term debt of $498.1 million as of March 31, 2017 decreased 25% from $660.5 million as of March 31, 2016. Book value of net debt was 1.8x for the Base EBITDA, significantly improved from 2.6x just one year ago.

Financial highlights

For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)
		% increase
	Fiscal 2017	(decrease)	Fiscal 2016
Sales	$947,281	(12)%	$1,075,880
Gross margin	175,412	(14)%	204,289
Administrative expenses	32,448	(34)%	49,504
Selling and marketing expenses	53,727	(14)%	62,259
Finance costs (net of non-cash finance charges)	12,279	(25)%	16,436
Profit (loss) [1]	(38,220)	NMF [3]	30,893
Profit (loss) per share available to shareholders – basic	(0.30)		0.16
Profit (loss) per share available to shareholders – diluted	(0.30)		0.14
Dividends/distributions	20,344	9%	18,730
Base EBITDA[2]	75,018	11%	67,345
Base Funds from Operations[2]	28,588	(35)%	43,822
Payout ratio on Base Funds from Operations[2]	71%		43%
Total gross customer (RCE) additions	228,000	(10)%	253,000
Total net customer (RCE) additions	(25,000)	47%	(47,000)

For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)
		% increase
	Fiscal 2017	(decrease)	Fiscal 2016
Sales	$3,757,054	(8)%	4,105,860
Gross margin	695,971	(1)%	702,288
Administrative expenses	168,433	(1)%	170,330
Selling and marketing expenses	226,308	(12)%	257,349
Finance costs (net of non-cash finance charges)	54,879	(4)%	57,069
Profit[1]	470,883	NMF [3]	82,494
Profit (loss) per share available to shareholders – basic	3.02		0.44
Profit (loss) per share available to shareholders – diluted	2.42		0.43
Dividends/distributions	76,751	3%	74,792
Base EBITDA[2]	224,499	8%	207,629
Base Funds from Operations[2]	127,758	(8)%	138,199
Payout ratio on Base Funds from Operations[2]	60%		54%
Embedded gross margin[2]	1,757,000	(8)%	1,917,600
Total customers (RCEs)	4,202,000	(7)%	4,520,000
1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See the definition included in Just Energy’s Management’s Discussion and Analysis
3 Not a meaningful figure.

“Fiscal 2017 was an important year for Just Energy from a financial, operational, and strategic positioning perspective,” commented Just Energy’s Co-CEO, Deb Merril. “Our business performed well, delivering solid earnings growth while generating meaningful cash flow. In parallel with our strong results, we pursued several strategic measures to position the Company for continued long-term success.”

“For the fiscal year, we achieved our guidance; overcoming a tough comparison to the strong 2016, and our attrition rate continued to improve. We also achieved a dividend payout ratio of 60% and a net debt to Base EBITDA ratio of 1.8x, and both important metrics are now well within our targeted ranges. We achieved these objectives while navigating a difficult market environment where we are experiencing lower than anticipated levels of customer switching activity due to relative price stability in gas and electricity markets, and the effect of increased competition that typically occurs in low-commodity-price environments. Our business is healthy and able to withstand prolonged periods such as 2017, without hindering our ability to pursue our long-term strategy.”
Co-CEO, James Lewis added, “We are experiencing great customer acceptance of our growing product suite, new channels and long-term loyalty programs, and our geographic expansion efforts remain on track. Our attrition rate in the Consumer and Commercial businesses improved two percentage points during the year, and our total renewal rate improved three percentage points during the year. These improvements are a reflection of initiatives undertaken to improve our products, margin and customer experience. The momentum of improvements to gross and net additions for the fourth quarter indicates we are on track to return to positive customer growth in fiscal 2018 and beyond. ”
“We are entering an exciting time for Just Energy. We have successfully transformed the profitability profile of the business, while also repairing our balance sheet and overall financial position. These successes allow us to pivot from a period of internal repair to a period of investing in our prolonged growth. We enter fiscal 2018 capable of delivering more value to customers than ever in our history and we are squarely on the path to future sustained growth.”
Co-CEO, Deb Merril concluded, “Looking ahead, we are aggressively pursuing a growth strategy centred on increasing the number of customer contracts, expanding our geographic presence, transforming our brand, enhancing our sales channels, pursuing strategic acquisitions, and providing new products and structures that meet the changing needs of today’s consumers.”
“In fiscal 2018, we believe we will achieve net customer additions and deliver Base EBITDA in the range of $210 million to $220 million. While the Base EBITDA guidance reflects a decline over 2017 results, it demonstrates solid performance in our base business combined with significant investment in the form of up-front commissions related to customer growth, investments to seed our new international operations, and further investments in product and geographic growth initiatives. Looking to fiscal 2019 and beyond, we believe the business will return to growth as the successful execution of our strategy continues to generate great interest in our offerings and results in sustained growth.”

Fourth Quarter Operating Performance

FY2017 Q4 Base EBITDA
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
(millions)
$67.3
$2.1
($0.7)
$6.3
$75.0
FY 2016 Q4 Base EBITDA
Prepaid commission expense
Stronger Canadian dollar
Performance
FY 2017 Q4 Base EBITDA

•
Sales decreased by 12% to $947.3 million from $1,075.9 million recorded in the fourth quarter of fiscal 2016 reflecting the 8% decrease in customer base of the Consumer gas division and lower impact from foreign currency translation, offset by improvements in the Commercial division’s customer base.

•
Gross margin was $175.4 million, a decrease of 14% from the prior comparable quarter. The decrease is attributable to decline in the Consumer gas division’s customer base and a $9.6 million decrease from the impact of foreign currency, partially offset by gross margin improvement initiatives in the Commercial division.

•
Administrative expenses decreased by 34% from $49.5 million to $32.4 million as a result of lower employee-related expenses, a decrease in legal provisions, and impact from foreign currency translation.

•
Selling and marketing expenses were $53.7 million, a 14% decrease from $62.3 million reported in the prior comparable quarter. This decrease is largely attributable to lower commission expense due to a reduction in gross customer additions in the current quarter, as well as decreased residual commission costs.

•	Total finance costs amounted to $16.7 million, a decrease of 18% from $20.3 million last year. The lower finance costs was a result of the 25% decrease in long-term debt.

•
Base EBITDA was $75.0 million, an 11% increase from $67.3 million in the prior comparable quarter. The Company’s reported Base EBITDA for the fourth quarter of fiscal 2017 includes $2.1 million less prepaid commission expenses as well as a net decrease of $0.7 million resulting from the impact of foreign currency translation.

•	Base FFO was $28.6 million, down 35% compared to $43.8 million in 2016 as a result of higher income taxes from the exhaustion of non-capital loss carry forward in both Canada and the U.K.

Fiscal 2017 Operating Performance

FY2017 Base EBITDA
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
(millions)
$207.6
($11.3)
($0.9)
$29.1
$224.5
FY 2016 Base EBITDA
Prepaid commission expense
Stronger Canadian dollar
Performance
FY 2017 Base EBITDA

•
Sales for fiscal year 2017 was $3,757.1 million, an 8% decrease from the prior year. The Consumer and Commercial divisions’ sales decreased by 4% and 13%, respectively, due to the 7% decrease in customer base and the decrease associated with foreign currency translation.

•
Gross margin for fiscal year 2017 was $696.0 million, a 1% decrease from the prior year, driven by unfavorable foreign exchange and partially offset by margin improvement initiatives. Gross margin for the Consumer division decreased to $512.9 million, down 5%, and the gross margin for the Commercial division increased by 12% to $183.1 million.

•	Just Energy continued to add new customers at higher margins than customers lost during the fiscal year through attrition and renewals, as illustrated in the table below.

ANNUAL GROSS MARGIN PER RCE
	Fiscal	Number of	Fiscal	Number of
	2017	customers	2016	customers

Consumer customers added and renewed	$207	881,000	$207	888,000
Consumer customers lost	197	552,000	196	592,000
Commercial customers added and renewed	84	867,000	84	1,202,000
Commercial customers lost	79	605,000	66	732,000

•
Administrative expenses for fiscal year 2017 decreased by 1% from $170.3 million to $168.4 million as a result of lower employee-related expenses and a decrease in legal provision accruals. Selling and marketing expenses for fiscal year 2017 were $226.3 million, a 12% decrease from $257.3 million reported in the prior year. The decrease in selling and marketing expenses is due to lower commission costs associated with lower gross customer additions, as well as decreased residual commission expenses

•
Total finance costs for fiscal year 2017 were $78.1 million, an increase of 8% from $72.5 million in the prior year. The increase in finance costs was largely a result of the loss of $4.4 million on the redemption of the 6.0% convertible debentures as well as the additional $2.9 million one-time interest cost associated with early redemption of the senior unsecured notes.

•	Base EBITDA was $224.5 million for fiscal year 2017, an increase of 8% from $207.6 million in the prior year.

o
Base EBITDA for fiscal year 2017 includes $29.2 million of prepaid commission expenses, an increase from $17.9 million included in the prior year. Excluding this incremental $11.3 million of selling expense, Base EBITDA increased by 14% to $235.8 million in comparison to $207.6 million reported for the prior year.

Customer Aggregation

	April 1,			Failed to	March 31,
	2016[1]	Additions	Attrition	renew	2017	% decrease
Consumer Energy
Gas	661,000	120,000	(131,000)	(39,000)	611,000	(8)%
Electricity	1,234,000	335,000	(263,000)	(120,000)	1,186,000	(4)%
Total Consumer RCEs	1,895,000	455,000	(394,000)	(159,000)	1,797,000	(5)%
Commercial Energy
Gas	251,000	54,000	(22,000)	(22,000)	261,000	4%
Electricity	2,374,000	330,000	(168,000)	(392,000)	2,144,000	(10)%
Total Commercial RCEs	2,625,000	384,000	(190,000)	(414,000)	2,405,000	(8)%
Total RCEs	4,520,000	839,000	(584,000)	(573,000)	4,202,000	(7)%

1 The balance as at April 1, 2016 has been adjusted for customers who have either grown above 15 RCEs (becoming a Commercial customer) or have fallen below 15 RCEs (becoming a Consumer customer) during the fiscal year 2016. At the beginning of each fiscal year, Just Energy will adjust the opening balances to reflect any changes in allocation of customers between the Consumer and Commercial divisions as a result of the increases or decreases in the annual consumption.

•
Just Energy’s total RCE base is currently 4.2 million, a 7% decrease from one year ago. The Consumer base also includes 55,000 smart thermostats that are bundled with a commodity contract and tend to have lower attrition and higher overall profitability. Further expansion of smart-thermostats continues to be a key driver for growth for Just Energy.

•
Net RCE additions for the fourth quarter of 2017 increased 47% year-over-year. The increase in the net RCE additions was primarily the result of strong customer additions in the U.K. market.  Sequentially, net RCE additions improved 70% from a negative 84,000 net additions in the third quarter of 2017 to a negative 25,000 net additions in the fourth quarter of 2017, with positive net RCE additions in the Consumer division.

•	Gross RCE additions in fiscal 2017 were 839,000, a decrease of 28% compared to 1,158,000 RCEs added in fiscal 2016.

o
Consumer RCE additions of 455,000 decreased 13% from the 523,000 added in the prior year, primarily due to market conditions as the commodity prices were lower and, therefore, more competitive across all markets as well as a decrease in RCE additions through door-to door-marketing.

o	Commercial RCE additions of 384,000 decreased from the 635,000 gross RCE additions in the prior year as a result of competitiveness in pricing and a more disciplined pricing strategy

•
Just Energy’s geographical footprint continues to diversify outside of North America. During fiscal year 2017, the U.K. operations increased their RCE base by 14% to 350,000 RCEs with strong growth for the Consumer RCE bases.

•	Net RCE additions were a negative 318,000 for fiscal 2017, down from net additions of negative 166,000 in 2016, primarily as a result of the lower RCE additions in North America.

•	The combined attrition rate for Just Energy was 15% for the year, a one percentage point decrease from the 16% reported a year prior.

o
Both the Consumer and Commercial attrition rates decreased two percentage points to 24% and 7%, respectively. Both decreases are a result of Just Energy’s focus on becoming the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty.

•	The renewal rate for fiscal 2017 was 65%, up three percentage points from 62% in fiscal 2016.

o
The Consumer renewal rate increased by five percentage points to 79%, while the Commercial renewal rate decreased by one percentage point to 56%. The decline in Commercial renewal rates reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

The Company remains committed to improving its balance sheet through the pursuit of aggressive debt reductions. As of March 31, 2017, Just Energy’s book value net debt was 1.8x Base EBITDA, which has significantly improved from 2.6x one year ago.

•
Cash and short-term investments were $83.6 million as of year ended March 31, 2017, a decrease of 34% from $127.6 million reported in the previous year. The decrease in cash is primarily attributable to the redemption of long-term debt during fiscal 2017.

•
Long-term debt of $498.1 million as of March 31, 2017 decreased 25% from $660.5 million as of March 31, 2016. This decrease is a result of the early redemption of the 6.0% convertible debentures with a book value of $311.0 million as at March 31, 2016 and the repayment of the remaining $80 million on the senior unsecured notes, offset by the issuance of the 6.75% convertible debentures with a book value of $145.6 million and a withdrawal of $68.3 million on the credit facility.

•
Base FFO for fiscal year 2017 were $127.8 million, a decrease of 8% compared with $138.2 million in the prior fiscal year. Base FFO decreased due to higher current income taxes resulting from increased taxable income in Canada and the U.K. coupled with full utilization of loss carry forwards in prior years and an additional one-time finance cost of $2.9 million related to the repayment of the senior unsecured notes.

•	The payout ratio on Base FFO was 60% for fiscal year 2017, compared to 54% reported in fiscal 2016.

•
Dividends and distributions for fiscal year 2017 were $76.8 million, an increase of 3% from the prior fiscal year, reflecting the initiation of dividend payments to preferred shareholders following the issuance in February 2017, which amounted to $1.7 million.

Outlook

Just Energy continues to deploy its strategy to become a world-class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. Growth plans centre on geographic expansion, structuring superior product value propositions, and enhancing the portfolio of energy management offerings.
In fiscal 2018, management believes that the Company will deliver Base EBITDA in the range of $210 million to $220 million. These expectations reflect continued solid performance in the base business, offset by significant investments to seed Just Energy’s international operations, further investments in product and geographic growth initiatives, and up-front commissions related to customer growth in fiscal 2018.
While the opex investments in growth will present a challenge to fiscal 2018, management expects to still return to growth in Base EBITDA for fiscal 2019 and beyond, returning to the double-digit percentage growth as delivered in the past. This expectation is in line with Just Energy’s previous performance under the current leadership team (fiscal 2015-2017) when the Company delivered a Base EBITDA CAGR of 10.2% or 14.8% prior to the deduction related to Commercial customer acquisition costs.

The Company’s balance sheet improvement initiatives have resulted in significantly improved debt ratios, and management remains committed to maintaining these levels throughout this period of growth investment.
The repositioned business model has improved the Company’s ability to drive profitability and cash generation, thus providing management with the confidence and freedom to commit to future dividend distributions at the current $0.50 per common share level and to maintain the preferred shares dividend.
Earnings Call
The Company will host a conference call and live webcast to review the fourth quarter results beginning at 10:00 a.m. Eastern Standard Time on May 18th, 2017 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deb Merril, and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast

•	Thursday, May 18th, 2017

•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 7009356#. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/wcc/r/1357730-1/5FF4034F544B855A5723B0915E568910

An audio tape rebroadcast will be available starting at 12:30 p.m. EST May 18th, 2017 until June 17th, 2017 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 7009356#.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com